UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Eric O’Brien

Fall Line Capital, LLC

119 South B Street, San Mateo, CA 94401

650-520-6790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536 G105	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fall Line Endurance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,901,814
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,901,814
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,901,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON* (see instructions) PN

(1)

Calculated based on the 151,681,314 shares of the Common Stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) outstanding as of March 15, 2023, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 28, 2023 (the “Form 10-K”).

CUSIP No. 39536 G105	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fall Line Endurance GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,901,814
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,901,814
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,901,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON* (see instructions) OO

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of March 15, 2023, as reported in the Form 10-K.

CUSIP No. 39536 G105	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,901,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,901,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON* (see instructions) IN

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of March 15, 2023, as reported in the Form 10-K.

CUSIP No. 39536 G105	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clay Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,901,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,901,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON* (see instructions) IN

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of March 15, 2023, as reported in the Form 10-K.

CUSIP No. 39536 G105	13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to this Statement on Schedule 13D amends and supplements the Statement on Schedule 13D previously filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on February 25, 2022, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

This Statement is not being made as a result of any particular acquisition or disposition of Common Stock by the Reporting Persons.

The descriptions of the Proposal (as defined below) under Item 4 is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On March 29, 2023, Fall Line Endurance Fund, LP (the “Bidder”) submitted a preliminary non-binding proposal (the “Proposal”) to the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) related to the proposed acquisition, directly or indirectly, by a to-be-formed affiliate of Bidder (“Buyer”), of all of the outstanding shares of Common Stock not beneficially owned by the Bidder or any potential co-investors in Buyer or their respective affiliates, for cash consideration of US$0.60 per share (the “Proposed Transaction”), with the Bidder, other potential co-investors in Buyer and their respective affiliates rolling over 100% of their Common Stock into Buyer resulting in the Issuer becoming wholly-owned by Buyer.

Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including approval by the Special Committee, any required stockholder approvals and approval by any applicable regulatory authorities. The Bidder states in the Proposal that, while the Proposed Transaction would not be subject to a financing condition to pay the purchase price in the Proposed Transaction, the Bidder’s expectation is that, concurrent with the consummation of the Proposed Transaction, Buyer or its affiliates would complete a financing for purposes of raising funds to operate the Issuer after the Proposed Transaction. In addition, the Bidder states in the Proposal that the Proposal is conditioned on certain other to be identified Issuer stockholders agreeing to roll their existing equity into Buyer in the Proposed Transaction.

The Proposal is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way Bidder, Buyer, the other Reporting Persons or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposal. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. Each of the Reporting Persons reserves the right to modify or withdraw the Proposal at any time and no binding obligation on the part of any of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Amendment No. 1. While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Market and other material changes in the Issuer’s business or corporate structure.

Reference to the Proposal in this Statement is qualified in its entirety by reference to the copy of the Proposal which is attached hereto as Exhibit 2, and incorporated herein by reference in its entirety.

CUSIP No. 39536 G105	13D	Page 7 of 8 Pages

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities or the information disclosed herein, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented by the addition of the following:

(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in Common Stock in the past 60 days.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by the addition of the following exhibits to this Amendment No. 1:

Exhibit 1:	Agreement relating to the joint filings of reporting persons as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 2:	Non-Binding Indication of Interest to the Special Committee Board of Directors of GreenLight Biosciences Holdings, PBC, dated March 29, 2023.

CUSIP No. 39536 G105	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2023

Fall Line Endurance Fund, LP

By:	Fall Line Endurance GP, LLC
Its:	General Partner

By:	/s/ Clay Mitchell
Name:	Clay Mitchell
Title:	Managing Member

Fall Line Endurance GP, LLC

By:	/s/ Clay Mitchell
Name:	Clay Mitchell
Title:	Managing Member

Eric O’Brien

By:	/s/ Eric O’Brien
Name:	Eric O’Brien

Clay Mitchell

By:	/s/ Clay Mitchell
Name:	Clay Mitchell

Exhibit 2

March 29, 2023

Special Committee of

the Board of Directors (the “Special Committee”)

GreenLight Biosciences, Inc.

200 Boston Avenue

Medford, Massachusetts 02155

Dear Members of the Special Committee:

Fall Line Endurance Fund, LP (“Fall Line”, “we” or “our”) is pleased to submit this preliminary non-binding proposal to acquire, through a to be formed affiliated entity (“Buyer”), all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC (the “Company”) that are not held by such parties, any potential co-investors in Buyer or their respective affiliates (the “Proposed Transaction”).

The purchase price proposed by Fall Line for each share of Common Stock is US$0.60 in cash, which offers significant value to the Company’s stockholders and represents approximately a 29% premium over today’s closing price of US$0.4641 per share of Common Stock.

The principal terms and conditions of the Proposed Transaction will be set forth in definitive agreements to be negotiated with the Company, which we expect will contain representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type (the “Definitive Agreements”). Consummation of the Proposed Transaction would be contingent on receipt of any required regulatory or stockholders approvals and other customary conditions to closing. While the Proposed Transaction would not be subject to a financing condition to pay the purchase price in the Proposed Transaction, our expectation is that concurrent with the consummation of the Proposed Transaction, Buyer or its affiliates would complete a financing for purposes of raising funds to operate the Company after the Proposed Transaction. In addition, our proposal is conditioned on certain other to be identified Company stockholders agreeing to roll their existing equity in connection with the Proposed Transaction.

The cash necessary to complete the Proposed Transaction would come from Fall Line’s affiliated investment funds as well as potential co-investors in Buyer, including potentially existing Company stockholders. Fall Line intends to discuss with certain other to be determined Company stockholders their potential participation in the Proposed Transaction through an equity investment in Buyer, including for the purposes of raising capital to operate the Company following the Proposed Transaction.

As an existing and long-term investor of the Company, we believe that we are particularly well-suited to lead a take private transaction and to partner with the Company to achieve its long-term strategic goals. In addition, given our familiarity with the Company’s business and operations, we are well-positioned to complete negotiations and execute definitive documentation in an expeditious manner.

In considering this proposal, you should be aware that Fall Line is interested only in pursuing the Proposed Transaction and does not intend to sell its stakes in the Company to any third party. We recognize that the Special Committee will evaluate the Proposed Transaction independently before they can make their determination whether to endorse it. As required by law, we will promptly update our beneficial ownership filings with the U.S. Securities and Exchange Commission to disclose this proposal. That aside, we believe that it is in all of our interests to proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

This proposal is not a binding offer, agreement or an agreement to make a binding offer. This proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the definitive agreements, and then will be on the terms and conditions provided therein.

We are confident in our ability to consummate the Proposed Transaction as outlined in this proposal and would like to express our commitment to working together with the Special Committee to bring the Proposed Transaction to a successful and timely consummation. We and our advisors are available at your convenience to discuss any aspects of our proposal. We look forward to hearing from you.

Sincerely,

Fall Line Endurance Fund, LP

By: Fall Line Endurance GP, LLC

By:	/s/ Clay Mitchell
Name: Clay Mitchell
Title: Managing Member